02053783

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ARS 11/14/2002

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 12 2002 WASH. D.C. 180 SECTION

SEC FILE NUMBER
8- 04342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2001 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. STREICHER & CO. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 BROAD STREET
(No. and Street)

NEW YORK, (City) NEW YORK (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES BAKEN (212) 425-2320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S.P. COOPER & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

1 EXECUTIVE BOULEVARD (Address) YONKERS, (City) NEW YORK (State) 10701

PROCESSED
NOV 19 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES E. DEMAIRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. STREICHER & CO. LLC, as of SEPTEMBER 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MEMBER
Title

Notary Public

JOHN C. CAMINITI
Notary Public, State of New York
No. 43-4605931
~~Qualified~~ in Richmond County
Commission Expires October 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control.
- x (p) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-1.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

J. STREICHER & CO. LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

S.P. COOPER & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

1 EXECUTIVE BOULEVARD
YONKERS, NY 10701
914-709-1100
914-476-8901 FAX

Independent Auditor's Report

The Members of
J. Streicher & Co. LLC

We have audited the accompanying statement of financial condition of J. Streicher & Co. LLC as of September 30, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of J. Streicher & Co. LLC as of September 30, 2002, in conformity with U.S. generally accepted accounting principles.

S. P. Cooper + Company, LLP
S. P. Cooper + Company LLP

October 23, 2002

J. STREICHER & CO. LLC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS	
Cash	$ 1,815,000
Cash segregated in compliance with federal regulations	250,000
Deposits with clearing organizations	850,000
Receivable from customers	47,000
Receivable from brokers, dealers and clearing organizations	2,292,000
Securities borrowed	2,880,000
Trading and investment securities owned at market value	15,611,000
Secured demand note receivable	600,000
Exchange memberships at cost	545,000
Exchange membership contributed for use by the Company - at market value	2,050,000
Furniture and computer equipment at cost, less accumulated depreciation of $ 171,000	38,000
Goodwill (net of accumulated amortization of $ 203,000)	438,000
Other assets	243,000
	$ 27,659,000
LIABILITIES AND EQUITY	
Short-term bank loans	$ 5,000
Payable to brokers, dealers and clearing organizations	850,000
Payable to customers	183,000
Securities loaned	2,897,000
Securities sold not yet purchased at market value	82,000
Accounts payable, accrued expenses and other liabilities	469,000
Note payable	152,000
New York City unincorporated business tax payable (Includes $ 170,000 deferred tax)	230,000
Liabilities subordinated to claims of general creditors:	
Secured demand note	600,000
Exchange membership contributed for use by the Company - at market value	2,050,000
Members' Equity	20,141,000
	$ 27,659,000

J. STREICHER & CO. LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

General Information and Significant Accounting Policies

The Company is a registered broker and dealer in securities under the Securities and Exchange Act of 1934 and is a Specialist on the American Stock Exchange. Many highly volatile factors affect revenues, including general market conditions, interest rates, investor sentiment, world affairs, competitive conditions, currency fluctuations, future price levels and tax policies, all of which are outside of the Company's control. Also, certain expenses are relatively fixed. As a result, net earnings can change significantly from year to year, even quarter to quarter, regardless of management's efforts to enhance revenue and control costs.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Proprietary securities transactions are recorded on a trade date basis.

Trading and investment account securities are recorded at market value, with related changes reflected as income or expense.

Memberships owned by the Firm are carried at cost. Two are used by the Company and one is leased to a third party.

	COST	MARKET
American Stock Exchange	$ 170,000	$ 190,000
American Stock Exchange	230,000	190,000
American Stock Exchange	145,000	190,000
	$ 545,000	$ 570,000

The Company leases one membership on the New York Stock Exchange from a member at current market rates of $ 330,000 per year. Three members individually own their memberships on the New York Stock Exchange. One is contributed for use by the Company and two are leased to third parties. One member individually owns his membership on the American Stock Exchange and it is leased to a third party.

Receivables From and Payable to Brokers. Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations result from the Company's normal trading and securities lending activities.

Securities borrowed and loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value. As of June 30, 2001, the Company adopted FAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. Under FAS 140, the Company is required to reclassify the market value of collateral pledged to counterparties under stock loan and repurchase agreements, in which the counterparty has the right to sell or repledge the security, from Securities owned to Securities owned, pledged to counterparties. Under FAS 140, the Company is also required to disclose the market value of collateral received under stock borrow and agreements to resell which it has the ability to sell or repledge.

City Income Taxes

No provision for federal and state income taxes has been provided, as members are individually liable for taxes on their proportionate share of income or loss of the Company. Deferred New York City taxes result from the temporary differences between financial statement and tax basis of unrealized gains in the investment accounts.

Realization of deferred tax liability is dependent upon sufficient future taxable income during the period that the temporary differences are expected to be available to increase taxable income.

The provision for income taxes for the year ended September 30, 2002, consisted of the following:

Current income taxes	$ 31,000
Deferred income taxes	59,000
Total income taxes	$ 90,000

J. STREICHER & CO. LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

Commitments and Contingencies

The Company's office is leased through 2010. The current minimum annual rental is $ 185,000.

The Company is liable under Rule 325(e)(1) for two non-clearing members of the New York Stock Exchange in the amount of $ 100,000 each.

A former participant in the American Stock Exchange Specialist Account withdrew as of December 31, 1997. In consideration, he will be paid the sum of $ 1,512,000 in 72 equal installments of $ 21,000 each, including interest at 5.77%. J. Streicher & Co. LLC is responsible for making one half of the payments due unless the other party to the agreement fails to make their payments. Each party to the agreement jointly and severally guarantees all payments. The remaining future payments under the agreement are due as follows:

Fiscal Year Ended September 30,	
2003	$ 252,000
2004	63,000
	$ 315,000

Goodwill (Principal on the notes) is being amortized over 15 years. Amortization expense for the year ended September 30, 2002 totalled $ 43,000. The Goodwill arose prior to June 2001 and is not subject to FAS 142 amortization.

GAAP requires that intangible assets must be reviewed for impairment if there is any indication that a reduction in value may have occurred. There was no impairment of goodwill during the period.

Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $ 250,000 or 2 percent of aggregate debit items arising from customer transactions, as defined. At September 30, 2002, the Company had net capital of $ 17,111,000, which exceeded the minimum requirements by $ 16,861,000.

J. STREICHER & CO. LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

Short-Term Bank Loans

Bank loans are at the broker call loan interest rate and are payable on demand. There are no compensating balances required. Bank loans are fully collateralized. The interest rate paid at September 30, 2002 is 4.75%.

Subordinated Liabilities

Secured demand note collateral agreement, 5.5 percent, due 12/31/02	$ 600,000

The secured demand note is allowed in computing net capital under the SEC's uniform net capital rule.

401(k) Deferred Compensation Provision

The Company has a qualified 401(k) deferred compensation plan. Employees are eligible to participate if they have reached their 21st birthday and have met service requirements.

Depreciation

Depreciation is computed for financial reporting purposes and income tax purposes using straight-line on useful life of five years. Depreciation for the year amounted to $ 12,000.

The Company performs clearing services on a fully disclosed basis by requiring customers to maintain collateral in compliance with the aforementioned regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of securities transactions. These activities may expose the Company to the risk of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligation. The Company monitors the credit standing of counterparties and correspondents with whom it conducts business on a periodic basis.

For transactions in which the Company extends credit, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests customers to deposit additional collateral or reduce securities positions when necessary. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Trades pending on September 30, 2002 were settled without adverse effect on the Company's financial condition.

The Company has entered into a joint account agreement with a specialist on the American Stock Exchange, the purpose of which is to trade options allocated by the American Stock Exchange to J. Streicher & Co. LLC. The Company has a 30% interest in the net profits and is guaranteed against losses.

J. STREICHER & CO. LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

A copy of the Company's Statement of Financial Condition, as of September 30, 2002, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the Securities and Exchange Commission. Financial statements have been made available to all members and allied members of our organization.

All of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, cash and securities segregated for regulatory purposes, securities inventory, securities borrowed, and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities including short-term borrowings, securities sold but not yet purchased, securities loaned, payables, and subordinated liabilities are carried at amounts approximating fair value.

Off-Balance Sheet Risk - There is no credit or market risk beyond the amount reported in the Statement of Financial Condition. The Statement of Financial Condition is an indicator of the risk of accounting loss. The Company believes that the settlement of any further transactions will not have a material effect on the Company's Statement of Financial Condition. Cash balances at financial institutions in excess of FDIC insurance coverage totalled $ 1,782,000.